June 14, 2017

Via: Electronic Mail and EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 3561 100 F Street, NE Washington, D.C. 20549 Attention: John Reynolds and Hillary Daniels

Re:

Responses to the Securities and Exchange Commission

Staff Comments dated June 12, 2017

Timberline Resources Corporation

Registration Statement on Form S-1
Filed May 26, 2017
File No. 333-218289

Ladies and Gentlemen:

Timberline Resources Corporation (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the June 12, 2017 letter regarding the above-referenced Form S-1 (File No. 333-218289).  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Registration Statement on Form S-1

Signatures Page II-4

Staff Comment No. 1

Please revise the signature page to conform to the signature requirements of Form S-1. Any person who occupies more than one of the specified positions required to sign the registration statement shall indicate each capacity in which they sign the registration statement. We note that Mr. Osterberg and Mr. Hardy are each identified as Principal Financial Officer. Please reconcile. Please also revise to include the signature of the Principal Accounting Officer or Controller. Please also confirm that future Exchange Act reports will comply with the signature requirements. See the Instructions to Signatures on Form S-1 and General Instruction D of Form 10-K.

Securities and Exchange Commission

June 14, 2017

The Company’s Response:

The Company has filed an amendment to its registration statement to correct the inadvertent errors contained in the signature page thereto. The Company confirms that future Exchange Act reports will comply with applicable signature requirements.

If you should have any questions regarding these responses, please do not hesitate to contact our legal counsel, Dorsey & Whitney LLP, attention Jason Brenkert at 303-352-1133.

Sincerely,

Timberline Resources Corporation

/s/ Randal Hardy

Mr. Randal Hardy

Chief Financial Officer